Derek Stoldt 212.836.8032 dstoldt@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6532 www.kayescholer.com

April 4, 2011

Via EDGAR

Terrence O’Brien

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	TMS International Corp. (the “Company”)
Registration Statement on Form S-1
File No.: 333-166807

Dear Mr. O’Brien,

Per our conversation, prior to effectiveness and pricing of the offering, the Company expects to have preliminary financial results for the first quarter ended March 31, 2011 available but will not yet be in a position to provide final financial results for that period until after completion of the offering. The Company intends to prepare a “Recent Developments” section with preliminary first quarter 2011 financial results and will include such “Recent Developments” section in a free writing prospectus followed by a further amendment to the Registration Statement that incorporates such information.

A draft of the proposed “Recent Developments” disclosure is attached as an appendix to this letter. The financial figures to be included in the “Recent Developments” section are not yet available. With respect to the ranges reflected in the appendix, the Company will disclose the most reasonable range for each financial item presented and expects to be able to provide a range of 5-10% for each such item.

Please do not hesitate to contact Kirk Peters, Principal Accounting Officer of the Company, at (412) 267-5163 or me at (212) 836-8032 with any questions you may have.

Sincerely,

/s/ Derek Stoldt

Derek Stoldt

Terrence O’Brien	-2-	April 4, 2011

cc:	Joseph Curtin
Daniel Rosati
Leon Z. Heller, Esq.
Thomas E. Lippard, Esq.
Daniel Bursky, Esq.
Andrew Barkan, Esq.
Joel I. Greenberg, Esq.

Terrence O’Brien	-3-	April 4, 2011

Appendix—Recent Developments

Preliminary First Quarter 2011 Results

We expect to report increases in each of Total Revenue, Revenue After Raw Materials Costs, Income from Operations, Net Income (Loss) and Adjusted EBITDA for the first quarter 2011 as compared to each of the first quarter 2010 and the fourth quarter 2010.

•

During first quarter 2011, we expect to report Total Revenue in the range of $___ to $___ as compared to $470.7 million for the first quarter 2010 and $454.1 million for the fourth quarter 2010. This increase was due primarily to an increase in domestic and worldwide steel production, increases in steel production by our customers and an increase in the per ton price of raw materials we procured for our customers.

•

During the first quarter 2011, we expect to report Revenue After Raw Materials Costs in the range of $____ to $_____ as compared to $106.8 million in the first quarter of 2010 and $119.8 million for the fourth quarter 2010. This increase was due primarily to an increase in volume of steel produced by our customers.

•

We expect to report first quarter 2011 Net Income in the range of $_____ to $_____ as compared to a Net Loss of $2.6 million for the first quarter of 2010 and Net Income of $2.5 million for the fourth quarter 2010. This increase in Net Income is due primarily to an increase in steel production by our customers and a decrease in interest expense related to lower average interest rates on our outstanding indebtedness.

•

We expect to report first quarter 2011 Adjusted EBITDA in the range of $___ to $___ as compared to $___ for the first quarter 2010 and $___ for the fourth quarter 2010. This increase was due to primarily to increases in steel production by our customers.

We expect to report total indebtedness of $____ million and cash and cash equivalents of $____ million at March 31, 2011, as compared to $426.6 million of total indebtedness and $49.5 million in cash and equivalents at December 31, 2010. We had no outstanding borrowings against our senior secured ABL facility on March 31, 2011. Cash outflows from operations during the first quarter 2011 included annual payments of bonuses and other amounts under our incentive compensation plans and the semi-annual interest payment under our senior subordinated notes.

Management has prepared the estimates presented above in good faith based upon our internal reporting as of and for the quarter ended March 31, 2011. These estimated ranges are preliminary, unaudited, subject to completion, reflect our current good faith estimates and may be revised as a result of management’s further review of our results. We and our auditors have not completed our normal quarterly review procedures as of and for the quarter ended March 31,

Terrence O’Brien	-4-	April 4, 2011

2011, and there can be no assurance that our final results for this quarterly period will not differ from these estimates. Any such changes could be material. During the course of the preparation of our consolidated financial statements and related notes as of and for the quarter ended March 31, 2011, we may identify items that would require us to make material adjustments to the preliminary financial information presented above.

These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the quarter ended March 31, 2011 are not necessarily indicative of the results to be achieved for the remainder of 2011 or any future period. Our consolidated financial statements and related notes as of and for the quarter ended March 31, 2011 are not expected to be filed with the SEC until after this offering is completed.

The following table reconciles Total Revenue to Revenue After Raw Materials Costs for the ranges presented above:

	Three months ended March 31,
($ in millions)	2011	2011	2010
	Low	High	Actual
	$	$	$
Total Revenue			470.7
Cost of Raw Materials Shipments			(363.9)
Revenue After Raw Materials Costs			106.8

The following table reconciles net income to Adjusted EBITDA for the ranges presented above:

	Three months ended March 31,
($ in millions)	2011	2011	2010
	Low	High	Actual
	$	$	$
Net income (loss) for the period			(2.6)
Income tax (benefit) expense			1.0
Interest expense, net			11.5
Depreciation and amortization			16.0

Adjusted EBITDA			25.9